Alta Equipment Group Inc.

13211 Merriman Road
Livonia, Michigan 48150
(248) 449-6700

May 8, 2026

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Dunham

Re: Alta Equipment Group Inc.

Registration Statement on Form S-3

File No. 333-295502 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Alta Equipment Group Inc. (the “Company”) hereby requests that the Registration Statement be declared effective at 4:00 p.m. Eastern Time on May 12, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Taft Stettinius & Hollister LLP, by telephoning Arthur McMahon III at (513) 357-9607.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Taft Stettinius & Hollister LLP.

ALTA EQUIPMENT GROUP INC.

By: /s/ Anthony Colucci

Name: Anthony Colucci

Title: Chief Financial Officer